# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: X Financial, CIK 0001725033
CUSIP: 98372W202
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 7-8F,Block A,Aerospace Science&Tech Plz, No. 168, Haide Third Ave, Nanshan Dist, Shenzhen, China (F4), 518067
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002079221

## Reporting persons
- Nexus Special Situations Fund SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 13,722,450; sole dispositive power 0; shared dispositive power 13,722,450; aggregate amount beneficially owned 13,722,450 (8.8% of the class)
- Fung Yu Wai David: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 13,722,450; sole dispositive power 0; shared dispositive power 13,722,450; aggregate amount beneficially owned 13,722,450 (8.8% of the class)
- Pine Cove Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: X Financial
Address of issuer's principal executive offices: 7-8F,Block A,Aerospace Science&Tech Plz, No. 168, Haide Third Ave, Nanshan Dist, Shenzhen, China, 518067

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Nexus Special Situations Fund SPC (formerly Nexus Asia Growth Fund SPC)
Fung Yu Wai David
Pine Cove Global Limited
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 10/F, No. 8 Queen's Road Central, Hong Kong.
Citizenship: Nexus Special Situations Fund SPC is organized under the laws of the Cayman Islands. Fung Yu Wai David is a citizen of Hong Kong. Pine Cove Global Limited is organized under the laws of the British Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Class A Ordinary Shares of the Issuer as of June 30, 2025, based upon 155,656,363 Class A Ordinary Shares outstanding as of March 31, 2025, as disclosed in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2025.

Nexus Special Situations Fund SPC is the record holder of 13,722,450 Ordinary Shares represented by 2,287,075 American Depository Shares ("ADSs"). Each ADS represents six Ordinary Shares of the Issuer. Fung Yu Wai David has ultimate control of Nexus Special Situations Fund SPC, and as a result, may be deemed to share beneficial ownership of the securities held.

Pine Cove Global Limited is no longer deemed to beneficially own Ordinary Shares of the Issuer.
Percent of class: 8.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13,722,450
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 13,722,450

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Nexus Special Situations Fund SPC: /s/ Fung Yu Wai David, Fung Yu Wai David, Director (08/01/2025)
- Fung Yu Wai David: /s/ Fung Yu Wai David, Fung Yu Wai David (08/01/2025)
- Pine Cove Global Limited: /s/ Fung Yu Wai David, Fung Yu Wai David, Director (08/01/2025)